**PUBLIC**

10029401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65165 |

FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners, LLC and Subsidiary

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue
(No. and Street)

Hauppauge (City) NY (State) 11788-3710 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Simone (631) 851-0918
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

*AB 3/5

AB 3/19

## OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, LLC and Subsidiary, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

CFO
Title

Donna D. Farrell
Notary Public

DONNA D. FARRELL
NOTARY PUBLIC, State of New York
No. 01FA4880676
Qualified in Suffolk County
Commission Expires Dec. 15, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# American Capital Partners, LLC
## and Subsidiary
(A Limited Liability Company)

*Consolidated Statement of Financial Condition*

*December 31, 2009*

*(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)*

# AMERICAN CAPITAL PARTNERS, LLC
# AND SUBSIDIARY

*Table of Contents*
*December 31, 2009*

RAICH
ENDE
MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)
cpa@rem-co.com

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)

Offices in NYC & Long Island

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Capital Partners, LLC

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiary (the "Company"), as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of American Capital Partners, LLC, and Subsidiary as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
New York, New York
February 26, 2010

## AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

*Consolidated Statement of Financial Condition*
*December 31, 2009*

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 1,886,600 |
| Receivables from clearing broker - net | 926,576 |
| Deposit with clearing organization | 100,000 |
| Securities owned - marketable - at fair value | 103,616 |
| Securities owned - not readily marketable - at estimated fair value | 5,625 |
| Other assets | 1,011,989 |
| | $ 4,034,406 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| ***Liabilities*** | |
| Accounts payable, accrued expenses, and other liabilities | $ 2,468,660 |
| Deferred income | 61,594 |
| | 2,530,254 |
| ***Member's equity*** | 1,504,152 |
| | $ 4,034,406 |

*See notes to consolidated financial statement.*

## 1 - ORGANIZATION AND NATURE OF BUSINESS

American Capital Partners, LLC ("ACP"), was organized in New York on December 21, 2001 as a limited liability company under Section 203 of the Limited Liability Company law. ACP is wholly owned by Century Management LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp ("ACPHC"). Effective July 5, 2002, ACP commenced operations as a broker-dealer and registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA").

ACP was formed to engage in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America including Puerto Rico. ACP receives commissions for the purchase and sales of securities from its clearing broker. ACP also conducts proprietary trading activities for its own account through the clearing broker.

ACP is the sole member of ACP Investments LLC ("ACPI"), a limited liability company, formed pursuant to New York Limited Liability Company Law in 2007. ACPI is registered to offer insurance products.

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Principles of Consolidation*** - The accompanying consolidated financial statement includes the accounts of ACP and ACPI its wholly owned subsidiary (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

b. ***Cash Equivalents*** - The Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

c. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value; long positions are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid. Securities not readily marketable are valued at fair value as determined by management. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

d. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded when transactions close between buyers and sellers.

   Investment banking revenues are reported net of related expenses arising from the securities offered in which the Company acts as a placement agent, and are recorded at the time the transaction is completed and the income is reasonably determinable, and collection is reasonably assured.

*Continued*

e. ***Income Taxes*** - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. ACPHC has not provided for a tax sharing or benefit policy for allocating taxes, however, net operating losses are available to offset any income tax liability that may be allocated based on the Company's income. Accordingly, no provision for income taxes is included in the accompanying consolidated financial statements. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2006.

The Financial Accounting Standards Board ("FASB") issued Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the consolidated financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company adopted the new standard for accounting for uncertainty in income tax guidance on January 1, 2009. The adoption of that guidance had no effect on the Company's consolidated financial position and results of operations.

The Company did not have any material unrecognized tax benefits as of December 31, 2009 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2009, the Company has no accrued interest or penalties related to uncertain tax positions.

f. ***Use of Estimates*** - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

## 3 - FAIR VALUE MEASUREMENTS OF SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- **Level 1** – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- **Level 2** – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.

- **Level 3 –** Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and also the level within the fair value hierarchy used to measure each category of assets.

| | *(Level 1)* | *(Level 2)* | *(Level 3)* | *Total* |
|---|---|---|---|---|
| Securities owned: | | | | |
| Equities | $ 103,616 | $ 5,625 | $ - | $ 109,241 |
| | $ 103,616 | $ 5,625 | $ - | $ 109,241 |

## 4 - Securities Owned Not Readily Marketable

Securities owned not readily marketable include investment securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2009, these securities consist of equity securities and are carried at their estimated fair values.

## 5 - Receivables From and Payables to Broker

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement. At December 31, 2009, the amount due from the Clearing Broker represents cash accounts maintained at the Clearing Broker and commission revenue and margin interest earned as an introducing broker for its customers, net of clearing expenses. The amount payable to Clearing Brokers at December 31, 2009 represents margin cost and other fees.

Receivables from and payables to Clearing Brokers at December 31, 2009, consist of the following:

| | *Receivable (Payable)* |
|---|---|
| Cash held in accounts at clearing brokers | $ 179,137 |
| Fees and commissions receivable | 933,031 |
| Payable to clearing brokers | (185,592) |
| Receivable from broker - net | $ 926,576 |

Pursuant to the Clearing Agreements, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers.

## 6 - Other Assets

Other assets consist of the following at December 31, 2009:

| | |
|---|---|
| Employee loans and advances | $ 1,198,711 |
| Allowance for doubtful collection | (645,962) |
| | 552,749 |
| Note receivable | 250,000 |
| Prepaid expenses | 199,310 |
| Other | 9,930 |
| | $ 1,011,989 |

Employee advances are made on a short-term basis and do not bear interest. Funds loaned to certain employees are both short term and long term in nature, and bear interest at 4.4% per annum. During 2009, $118,016 of loan principal was forgiven by the company and is included in employee compensation and benefits. For the year ended December 31, 2009, interest from employees totaling $20,375 is included in interest and dividend income which was also forgiven and included in employee compensation.

Also included in other assets is a $250,000 note receivable, maturing on May 1, 2011, bearing interest at 10% per annum. In 2009, the Company accepted shares of stock as payment towards interest on the note.

### 7 - DEFERRED INCOME

Deferred income of $61,594 is being amortized monthly on a straight-line basis.

### 8 - RELATED PARTY TRANSACTIONS

The Company is responsible for payment of commissions, clearing charges, and regulatory fees. The Parent is responsible for salaries, rent, and operating expenses.

### 9 - CONTINGENCIES

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims, and in certain matters has counter-claims against the plaintiff. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded a reserve of $860,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by both in-house and outside legal counsel.

The Company has entered into an exclusive clearing agreement with its Clearing Broker which was extended during 2009 through March 1, 2019. The Company received certain advances related to the extension which are included in other income. In the event the agreement is terminated prior to the expiration date, the Company would be obligated to pay a termination fee of $3,000,000 which decreases by $500,000 annually commencing March 1, 2014.

### 10 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company transacts its business with customers located throughout the United States of America and Puerto Rico.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its banks and clearing broker. The accounts at its banks and clearing broker contain cash (bank) and cash and securities (clearing broker). Balances at its banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2009, the Company's cash balances on deposit exceeded FDIC insured limits by approximately $1,452,000. Balances at its clearing broker are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

## 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2009, the Company had net capital, as defined of $468,547, which exceeded the required minimum net capital of $168,684 by $299,863. Aggregate indebtedness at December 31, 2009 totaled $2,530,254. The ratio of aggregate indebtedness to net capital was 5.4 to 1.

## 12- SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 26, 2010, the date the reports were available for distribution.

# AMERICAN CAPITAL PARTNERS, LLC
## AND SUBSIDIARY

*Independent Auditors' Report on Internal Control*
*Required By SEC Rule 17A-5*
*December 31, 2009*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

**1375 Broadway, 15th Floor**
**New York, New York 10018**
**212.944.4433**
**212.944.5404 (fax)**
**cpa@rem-co.com**

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
American Capital Partners, LLC

In planning and performing our audit of the financial statements of American Capital Partners, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
New York, New York
February 26, 2010